SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. _____)*
Six Flags Entertainment Corporation

(Name of Issuer)
Common Stock, par value $0.025

(Title of Class of Securities)
83001A 102
83001A 201

(CUSIP Number)

H Partners Management, LLC
888 Seventh Avenue
29th Floor
New York, New York 10019
Attn: Rehan Jaffer
(212) 265-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 30, 2010
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:	83001A 102 83001A 201	13D	Page	1	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rehan Jaffer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		6,654,999 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,654,999 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,654,999 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

CUSIP No:	83001A 102 83001A 201	13D	Page	2	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Partners Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,654,999 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,654,999 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,654,999 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% (See Item 5)

14	TYPE OF REPORTING PERSON

OO

CUSIP No:	83001A 102 83001A 201	13D	Page	3	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Partners Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,550,449 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,550,449 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,550,449 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6% (See Item 5)

14	TYPE OF REPORTING PERSON

OO

CUSIP No:	83001A 102 83001A 201	13D	Page	4	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,550,449 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,550,449 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,550,449 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6% (See Item 5)

14	TYPE OF REPORTING PERSON

PN

CUSIP No:	83001A 102 83001A 201	13D	Page	5	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H Offshore Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,104,550 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,104,550 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,104,550 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7% (See Item 5)

14	TYPE OF REPORTING PERSON

CO

CUSIP No:	83001A 102 83001A 201	13D	Page	6	of	11
Item 1. Security and Issuer.
     This Statement (the “Statement”) on Schedule 13D is being filed by the Reporting Persons (as defined in this Statement), with respect to the common stock, par value $0.025 per share (“Common Stock”), of Six Flags Entertainment Corporation (formerly known as Six Flags, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 1540 Broadway, 15th Floor, New York, New York 10036.
Item 2. Identity and Background.
     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:
     1) H Partners, LP, a Delaware limited partnership (“H LP”), by virtue of its direct beneficial ownership of the shares of Common Stock covered by this Statement;
     2) H Offshore Fund, Ltd., a Cayman Islands incorporated company (“H Offshore”), by virtue of its direct beneficial ownership of the shares of Common Stock covered by this Statement;
     3) H Partners Capital, LLC, a Delaware limited liability company (“H Capital”), by virtue of it being the general partner of H LP;
     4) H Partners Management, LLC, a Delaware limited liability company (“H Management”), by virtue of it being the investment manager of H LP and H Offshore; and
     5) Rehan Jaffer, an individual citizen of the United States of America (“Jaffer”), by virtue of being the managing member of H Management and a director of H Offshore.
     H LP, H Offshore, H Capital, H Management and Jaffer are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” H LP, H Offshore, H Capital and H Management are sometimes referred to herein collectively as the “H Partners Entities.”
     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their respective signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.
     The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

CUSIP No:	83001A 102 83001A 201	13D	Page	7	of	11
     The principal business of each of the H Partners Entities is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The principal occupation of Jaffer relates to his position with H Management and its affiliated funds and investment vehicles. The business address and principal office address of each of the Reporting Persons is c/o H Partners Management, LLC, 888 Seventh Avenue, 29th Floor, New York, New York 10019.
     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As described in Item 4 herein, on April 30, 2010 (the “Effective Date”), pursuant to the Modified Fourth Amended Joint Plan of Reorganization, dated April 29, 2010 (the “Plan”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), all outstanding shares of the Issuer’s common stock and other equity interests in the Issuer were cancelled, as well as certain debt securities. Pursuant to the terms of the Plan and in settlement of its claims against the Debtors (as defined below), H LP and H Offshore received 452,654 shares of Common Stock pursuant to Section 1145(a) of the Bankruptcy Code and rights (the “Rights”) to subscribe for 6,202,345 shares of Common Stock received in a rights offering (the “Rights Offering”) to holders of certain unsecured claims against the Debtors pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder. On April 30, 2010, H LP and H Offshore subscribed for 6,202,345 shares of Common Stock pursuant to the Rights, 1,667,553 of which were received in satisfaction of certain claims the Reporting Person had against the Issuer as part of the Issuer’s bankruptcy case, and 4,534,792, pursuant to the Equity Commitment Agreement (as defined below), of which it paid $127,367,292.14 for, by wire transfer of immediately available funds on or about the Effective Date.
     The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.
Item 4. Purpose of Transaction.
     On June 13, 2009, the Issuer, its domestic subsidiaries and certain of the Issuer’s affiliates (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) for relief under Chapter 11 of the Bankruptcy Code. On April 1, 2010, the Debtors filed with the Bankruptcy Court the Plan. On April 30, 2010, the Bankruptcy Court entered an order confirming the Debtors’ Plan.
     On the Effective Date, the Debtors consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective pursuant to its terms. Upon emergence from Chapter 11 on the Effective Date, all outstanding shares of the Issuer’s common stock and other equity interests in the Issuer were cancelled, as well as certain debt securities. As described above, pursuant to the terms of the Plan and in settlement of its claims against the

CUSIP No:	83001A 102 83001A 201	13D	Page	8	of	11
Debtors, H LP and H Offshore received 6,202,345 shares of Common Stock after exercise of the Rights.
     The Plan provides, among other things, that, as of the Effective Date, a (i) new certificate of incorporation and bylaws of the Issuer be in effect, (ii) the name of the Issuer’s corporation name change to Six Flags Entertainment Corporation, and (iii) new members of the board of directors be established, including Usman Nabi, an employee of H Management, who was selected by a creditors’ committee, of which H Management was party.
     Pursuant to the Plan, on the Effective Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with each stockholder who, as of the Effective Date, held (together with its affiliates) at least 1% of the Common Stock, including H Management and H Offshore. Pursuant to the Registration Rights Agreement, the Issuer agreed to register the resale of the shares of Common Stock issued to such holders in accordance with the requirements of the Securities Act (including, within 30 days following the Effective Date, pursuant to a resale shelf registration statement pursuant to Rule 415 promulgated under the Securities Act). The Registration Rights Agreement provides that, at any time from and after the Effective Date, holders party thereto collectively owning at least 20% of the then outstanding shares of Common Stock (and securities convertible into Common Stock) have the right to require the Issuer to effect certain underwritten registered offerings of such holders’ Common Stock (and convertible securities), including Common Stock acquired pursuant to the Plan or the Rights Offering, on the terms and conditions set forth in the Registration Rights Agreement. Holders of the Common Stock entitled to demand such registrations are entitled to request an aggregate of five (5) underwritten offerings (which, individually, must include an amount of Common Stock to be registered and/or sold by such holders in excess of $100 million). In addition, holders party to the Registration Rights Agreement are entitled to request an unlimited number of piggyback registrations. The above summary of the material terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Registration Rights Agreement, a copy of which is included as Exhibit 4.1 to the Issuer’s Issuer’s Current Report on Form 8-K, filed on May 4, 2010, and is incorporated by reference herein.
     Additionally, in connection with the Issuer’s bankruptcy, on the April 15, 2010, the Issuer entered into an equity commitment agreement (the “Equity Commitment Agreement”) with certain stockholders of the Issuer, including H Management, pursuant to which the stockholders agreed to backstop the Rights Offering if the net proceeds thereof were less than $505.5 million. Pursuant to the Equity Commitment Agreement, the stockholders also agreed to participate in a direct offering for an aggregate purchase price of $75.0 million of a number of shares of Common Stock representing 12.410% of the Common Stock, and certain stockholders agreed to participate in a separate, additional direct offering for an aggregate purchase price of $50.0 million, on the same pricing terms as the Rights Offering, a number of shares of Common Stock representing 6.205% of the Common Stock. Certain stockholders under the Equity Commitment other than H Management also agreed to commit to purchase an additional $25.0 million of shares of Common Stock on a date following the Effective Date, but no later than June 1, 2011. The above summary of the material terms of the Equity Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Equity Commitment Agreement, a copy of which is included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 10, 2010, and is incorporated by reference herein.
     Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock; dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional

CUSIP No:	83001A 102 83001A 201	13D	Page	9	of	11
counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties. As a result, the Reporting Persons may take positions with respect to and seek to have the directors selected by the H Partners Entities influence the decision of the board of directors of the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.
     Except as otherwise described in this Statement, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.
     The information set forth in Item 3 of this Statement is hereby incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 5. As of May 10, 2010, the Reporting Persons beneficially own an aggregate of 6,654,999 shares of Common Stock, or approximately 24.3% of the Common Stock then outstanding as of the Effective Date. These shares of Common Stock include shares received by the H Partners Entities in connection with the Issuer’s emergence from bankruptcy.
     (a) and (b)
     1) H LP directly beneficially owned 4,550,449 shares of Common Stock, constituting approximately 16.6% of the Common Stock outstanding as of the Effective Date. As

CUSIP No:	83001A 102 83001A 201	13D	Page	10	of	11
of the date of this filing, H LP has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     2) H Offshore directly beneficially owns 2,104,550 shares of Common Stock, constituting approximately 7.7% of the Common Stock outstanding as of the Effective Date. H Offshore has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     3) H Capital, as the general partner of H LP, may be deemed to beneficially own 4,550,449 shares of Common Stock, constituting approximately 16.6% of the Common Stock outstanding as of the Effective Date. H Capital may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     4) H Management, as the investment management of H LP and H Offshore, may be deemed to beneficially own 6,654,999 shares of Common Stock, constituting approximately 24.3% of the Common Stock outstanding as of the Effective Date. H Management may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     5) Jaffer, as the managing member of H Management, may be deemed to beneficially own 6,654,999 shares of Common Stock, constituting approximately 24.3% of the Common Stock outstanding as of the Effective Date. Jaffer may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.
     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person are the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) Except as stated in Item 4 herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.
     (d) Except as stated within Item 4 and Item 5 of this Statement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.
     (e) Not applicable.

CUSIP No:	83001A 102 83001A 201	13D	Page	11	of	11

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 6.
Item 7. Material to be Filed as Exhibits.
Exhibit 1 Joint Filing Agreement.
Exhibit 2 Equity Commitment Agreement, dated as of April 15, 2010, by and among Six Flags, Inc. and the purchasers signatory thereto (incorporated hereto by reference to Exhibit 99.1 to the Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed May 10, 2010).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 10, 2010

H PARTNERS MANAGEMENT, LLC

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

H PARTNERS CAPITAL, LLC

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

H PARTNERS, LP

By:	H PARTNERS CAPITAL, LLC
Its:	General Partner

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

H OFFSHORE FUND, LTD.

By:	H PARTNERS MANAGEMENT, LLC
Its:	Investment Manager

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

/s/	Rehan Jaffer

Rehan Jaffer

Exhibit 1
Joint Filing Agreement
     The undersigned hereby agree as follows:
(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

H PARTNERS MANAGEMENT, LLC

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

H PARTNERS CAPITAL, LLC

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

H PARTNERS, LP

By:	H PARTNERS CAPITAL, LLC
Its:	General Partner

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

H OFFSHORE FUND, LTD.

By:	H PARTNERS MANAGEMENT, LLC
Its:	Investment Manager

By: Name:	/s/ Rehan Jaffer Rehan Jaffer
Title:	Managing Member

/s/	Rehan Jaffer

Rehan Jaffer